Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31
	March 31, 2008	2007	2006	2005	2004	2003
	(Dollars in Millions)

Income from Continuing Operations	$5,168	$18,688	$17,138	$14,099	$13,034	$7,382
Income Tax Expense	4,509	13,479	14,838	11,098	7,517	5,294
Distributions Greater (Less) Than Equity in Earnings of Affiliates	42	(1,439)	(979)	(1,304)	(1,422)	(383)
Minority Interest	28	107	70	96	85	80
Previously Capitalized Interest Charged to Earnings During Period	13	62	111	93	83	76
Interest and Debt Expense	—	166	451	482	406	474
Interest Portion of Rentals(1)	234	798	766	688	687	507

Earnings Before Provision for Taxes and Fixed Charges	$9,994	$31,861	$32,395	$25,252	$20,390	$13,430

Interest and Debt Expense(2)	—	$166	$451	$482	$406	$474
Interest Portion of Rentals(1)	234	798	766	688	687	507
Preferred Stock Dividends of Subsidiaries	—	1	1	1	1	4
Capitalized Interest	86	302	157	60	44	75

Total Fixed Charges	$320	$1,267	$1,375	$1,231	$1,138	$1,060

Ratio of Earnings to Fixed Charges	31.23	25.15	23.56	20.51	17.92	12.67

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

(2)	Does not include interest related to liabilities for uncertain tax positions. On the Consolidated Statement of Income, the company reports interest and penalties related to liabilities for uncertain tax positions as “Income tax expense.”

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